April 26, 2005



Mail Stop 0306

Dr. Anthony Armini
President and Chief Executive Officer
Implant Sciences Corporation
107 Audobon Road #5
Wakefield, MA 01880

      Re:	Implant Sciences Corporation
	Registration Statement on Form S-3
	Filed April 13, 2005
	         File No. 333-124058
Dear Dr. Armini:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note that you are seeking to register for resale 588,234 shares of common stock issuable upon the exercise of certain "additional investment rights" granted to the selling stockholders. The investors are not able to purchase these shares until September 4, 2005. It does not appear to be appropriate to register those shares underlying the "additional investment rights" at this time since the selling stockholders are not currently irrevocably bound to purchase such shares. Please revise accordingly. Refer to Item 3S(b) of the
Securities Act section of the March 1999 supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations.



2. We note footnote (1) to the fee table. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act;
Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of the warrants. Please revise this footnote to track the language of Rule 416, and supplementally confirm our understanding that in the event such an adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares.
Form 10-K Comments Outstanding
3. We note that we issued comments to you on April 21, 2005 regarding your Annual Report on Form 10-K which was filed April 15, 2004. Please respond to those comments as well as the comments in this letter.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.

      Sincerely,




							Peggy Fisher
							Assistant Director

cc:	David Selengut, Esq.





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Dr. Anthony Armini
Implant Sciences Corporation
April 26, 2005
Page 3